SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Schedule 13E-3/A
                              Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934


                    MINING SERVICES INTERNATIONAL CORPORATION
                                (Name of Issuer)

                    Mining Services International Corporation
                        Union Espanola de Explosivos S.A.
              Union Espanola de Explosivos-MSI International, S.A.
     Mining Services International, Inc. (successor to UMSI Acquisition Co.)
                                   John T. Day
                                  Duane W. Moss
                                David P. Reddick
                               Richard M. Clayton
                                Douglas W. Later
                                 Wade L. Newman
                                 John P. O'Brien
                                Mitchell W. Green

                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title and Class of Securities)

------------------------------------------------------- -----------------------------------------------------
                 Duane W. Moss, Esq.                                         Copies to:
      Senior Vice President and General Counsel                         Keith L. Pope, Esq.
      Mining Services International Corporation                  Parr Waddoups Brown Gee & Loveless
               8805 South Sandy Parkway                          185 South State Street, Suite 1300
                  Sandy, Utah 84070                                  Salt Lake City, Utah 84111
                    (801) 233-6000                                         (801) 532-7840

                         and                                                    and

                  Carlos Gastanaduy                                  Richard J. Grossman, Esq.
          Union Espanola de Explosivos S.A.                      Skadden Arps Slate Meagher & Flom
  Av. Del Partenon, 16-5a Pl., Campo de las Naciones                     Four Times Square
                 Madrid, Spain 28042                                  New York, New York 10036
                                                                           (212) 735-3000
------------------------------------------------------- -----------------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications on Behalf of the
                            Persons Filing Statement)

       This statement is filed in connection with (check appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss. ss.240.14a-1 through 240.14b-2), Regulation 14C (ss. ss. 240.14.c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b. |_| The filing of a registration statement under the Securities Act of 1933.

c.       |_| A tender offer.
d.       |_| None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box.

         (a) are preliminary copies: |X|.

Calculation of Filing Fee
--------------------------------------------------------------------------------
        Transaction valuation(1)              Amount of filing fee
             $20,610,000                          $4,122
--------------------------------------------------------------------------------
(1)      For purposes of calculating this filing fee only.

         |_| Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

         Amount Previously Paid: None
         Form or Registration No.: Not Applicable
         Filing Party: Not Applicable
         Date filed: Not Applicable

                                  INTRODUCTION


         This Transaction Statement on Schedule 13E-3/A (this "Transaction Statement") is being filed by the following (collectively the "Filing Person"):
Mining Services International Corporation, a Utah corporation ("MSI"), Union Espanola de Explosivos S.A., a Spanish S.A. ("UEE Parent"), Union Espanola de Explosivos-MSI International, S.A., a Spanish S.A. ("UEE-MSI"), Mining Services International, Inc., a Delaware corporation, successor to UMSI Acquisition Co., a Delaware corporation ("MSI-Delaware," and collectively with UEE Parent and UEE-MSI, "UEE"), and the following individuals, who are officers of MSI or certain of its subsidiaries: John T. Day, Duane W. Moss, David P. Reddick, Richard M. Clayton, Douglas W. Later, Wade L. Newman, John P. O'Brien and Mitchell W. Green.


         This Transaction Statement relates to an Asset Purchase Agreement, dated November 30, 2000 (the "Asset Purchase Agreement"), by and among UEE Parent, UEE-MSI, MSI Delaware and MSI, pursuant to which MSI will sell substantially all of the assets, subsidiaries and certain joint venture interests of its explosives manufacturing, services and supply business (the "Explosives Business") to UEE. Certain members of the current management of MSI and officers of its subsidiaries (such individuals sometimes referred to herein as the "Managers") will acquire a minority interest in UEE-MSI, the subsidiary of UEE formed to complete the transaction. UEE Parent is a major, Spanish-based entity engaged in the explosives, defense, sport cartridges and nitrochemicals industries.

         As consideration for the Explosives Business, subject to certain adjustments, MSI will receive (i) $6.35 million in cash at the closing of the transaction, (ii) notes payable to MSI by UEE (or by entities to be purchased by UEE and the notes to be conditionally guaranteed by UEE) totaling $1.2 million for funds advanced to the Explosives Business by other MSI operations and (iii) UEE will assume certain liabilities of MSI associated with the Explosives Business as provided for in the Asset Purchase Agreement existing at closing. In connection with the sale of the Explosives Business to UEE, MSI will change its corporate name to "Nevada Chemicals, Inc." Shareholders of MSI will continue to hold their shares of MSI and will not directly receive any compensation or consideration in connection with the sale of the Explosives Business.


         Concurrently with the filing of this Transaction Statement, MSI is filing with the Securities and Exchange Commission a preliminary proxy statement of MSI (the "Proxy Statement") pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of the shareholders of MSI at which MSI's shareholders will consider and vote upon, among other things, a proposal to authorize the sale of the Explosives Business pursuant to the Asset Purchase Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(5)(1), and a copy of the Asset Purchase Agreement and the amendments thereto are attached as Exhibits (a)(5)(ii)-(a)(5)(v) to the
Schedule 13E-3 filed on September 17, 2001.


         The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Transaction Statement concerning MSI has been supplied by MSI and/or the other Filing Persons. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

         The information contained on pages (ii) and (iii) of the Proxy Statement is incorporated herein by reference.

Item 2.  Subject Company Information.

         The information contained in the sections of the Proxy Statement entitled "Summary," "Questions and Answers About the Transaction," and "Market for Common Stock and Related Shareholder Matters" and on page (i) and (vii) of the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         The filing persons of this Transaction Statement are MSI, UEE Parent, UEE-MSI, MSI-Delaware, and the following individuals, who are officers of MSI or certain of its subsidiaries: John T. Day, Duane W. Moss, David P. Reddick, Richard M. Clayton, Douglas W. Later, Wade L. Newman, John P. O'Brien and Mitchell W. Green. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction" and "Identity and Background of Officers and Directors and Affiliates of the Company" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Questions and Answers About the Transaction," "Summary," "Security Ownership of Certain Beneficial Owners and Managers" and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Proposal 1: The Asset Sale," "Security Ownership of Certain Beneficial Owners and Management" and "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction," "Proposal 1: The Asset Sale" and "Market for Common Stock and Related Shareholder Matters" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Transaction," "Special Factors," and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         The information contained in the sections of the Proxy Statement entitled "Summary," "Special Factors" and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.


         The information contained in the sections of the Proxy Statement entitled "Summary" and "Special Factors" is incorporated herein by reference. The opinions and reports prepared by CCCO are attached hereto as Exhibits
(c)(1)-(c)(4).


Item 10.   Source and Amounts of Funds or Other Consideration.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," "Proposal 1: The Asset Sale" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company.

         The information contained in the sections of the Proxy Statement entitled "Proposal 1: The Asset Sale" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.

         The information contained in the sections of the Proxy Statement entitled "Special Factors," and "Proposal 1: The Asset Sale" is incorporated herein by reference.

Item 13.   Financial Statements.

         The information contained in the sections of the Proxy Statement entitled "Summary Pro Forma Financial Information of the Company," "Summary Historical Financial Information of the Company," "Unaudited Pro Forma Consolidated Financial Statements," and "Financial Statements" is incorporated herein by reference.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

         The information contained in the section of the Proxy Statement entitled "Proposal 1: The Asset Sale" and on pages (i)-(iii) of the Proxy Statement is incorporated herein by reference.

Item 15.   Additional Information.

         The information contained in the Proxy Statement is incorporated herein by reference.


Item 16.   Exhibits.

----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(i)                    Preliminary Proxy Statement, filed               Filed herewith
                                             with the Securities and Exchange
                                             Commission on October 2, 2001,
                                           including all exhibits and appendices
                                                          thereto
----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(ii)                     Asset Purchase Agreement, dated       Filed as Exhibit (a)(5)(ii) to
                                           November 30, 2000, by and among Union       Schedule 13E-3/A filed on
                                            Espanola de Explosivos S.A., Union           September 17, 2001
                                                Espanola de Explosivos-MSI
                                           International, S.A., UMSI Acquisition
                                          Co., and Mining Services International
                                                        Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
              (a)(5)(iii)                 Amendment to Asset Purchase Agreement,    Filed as Exhibit (a)(5)(iii) to
                                           dated February 22, 2001, by and among       Schedule 13E-3/A filed on
                                            Union Espanola de Explosivos S.A.,            September 17, 2001
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., UMSI Acquisition
                                          Co., and Mining Services International
                                                        Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(iv)                    Amendment No.2 to Asset Purchase       Filed as Exhibit (a)(5)(iv) to
                                           Agreement, dated May 11, 2001, by and       Schedule 13E-3/A filed on
                                            among Union Espanola de Explosivos            September 17, 2001
                                          S.A., Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., and Mining Services
                                                 International Corporation


----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(v)                     Amendment No.3 to Asset Purchase       Filed as Exhibit (a)(5)(v) to
                                            Agreement, dated August 1, 2001, by       Schedule 13E-3/A filed on
                                          and among Union Espanola de Explosivos          September 17, 2001
                                          S.A., Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., and Mining Services
                                                 International Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(vi)                  Cooperation Agreement, dated May 10,       Filed as Exhibit (a)(5)(vi) to
                                           2001, by and among Union Espanola de        Schedule 13E-3/A filed on
                                            Explosivos S.A. and Mining Services             September 17, 2001
                                                 International Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(1)                      Fairness Opinion of Christenberry        Filed as Exhibit (c)(1) to
                                           Collet & Co., dated November 29, 2000       Schedule 13E-3/A filed on
                                                                                            September 17, 2001
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(2)                     Report and presentation prepared by       Filed as Exhibit (c)(2) to
                                           Christenberry Collet & Co. delivered        Schedule 13E-3/A filed on
                                             to Mining Services International               September 17, 2001
                                            Corporation in connection with its
                                                     Fairness Opinion
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(3)                         Updated Fairness Opinion of           Filed as Exhibit (c)(3) to
                                           Christenberry Collet & Co., dated May       Schedule 13E-3/A filed on
                                                         18, 2001                          September 17, 2001
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(4)                      Report prepared by Christenberry         Filed as Exhibit (c)(4) to
                                             Collet & Co. delivered to Mining          Schedule 13E-3/A filed on
                                           Services International Corporation in           September 17, 2001
                                           connection with its Updated Fairness
                                                          Opinion
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(5)                    Discussion Summary with Norman Loebbeke    Filed as Exhibit (c)(5) to
                                           and Associates                              Schedule 13E-3/A filed on
                                                                                           September 17, 2001
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(1)                     Voting Agreement, dated August 27,       Filed as exhibit (d)(1) to the
                                          1997, attached hereto as Exhibit (d)(1)        initial Schedule 13E-3
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(2)                     Settlement Agreement, dated June 9,      Filed as Exhibit (d)(2) to the
                                             2000, attached hereto as Exhibit            initial Schedule 13E-3
                                                          (d)(2)
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(3)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(3) to the
                                             November 30, 2000, by and between           initial Schedule 13E-3
                                            Union Espanola de Explosivos S.A.,
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and BLA Irrevocable
                                                     Investment Trust
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(4)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(4) to the
                                             November 30, 2000, by and between           initial Schedule 13E-3
                                            Union Espanola de Explosivos S.A.,
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and E. Bryan Bagley





----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(5)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(5) to the
                                             November 30, 2000, by and between           initial Schedule 13E-3
                                            Union Espanola de Explosivos S.A.,
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                              Acquisition Co. and John T. Day
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(6)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(6) to the
                                             November 30, 2000, by and between           initial Schedule 13E-3
                                            Union Espanola de Explosivos S.A.,
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and Nathan L. Wade
----------------------------------------- ---------------------------------------- -----------------------------------
                (d)(7)                      Stockholder Agreement, dated as of       Filed as Exhibit (d)(7) to the
                                         November 30, 2000, by and between Union         initial Schedule 13E-3
                                            Espanola de Explosivos S.A., Union
                                                Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and L&J Udy Family
                                                   Limited Partnership
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(8)                      Stockholder Agreement, dated as of       Filed as Exhibit (d)(8) to the
                                         November 30, 2000, by and between Union         initial Schedule 13E-3
                                            Espanola de Explosivos S.A., Union
                                                Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and J&L Udy Family
                                                   Limited Partnership
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(9)                   Manager Letter, dated December 5, 2000,     Filed as Exhibit (d)(9) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and David P.
                                                         Reddick
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(10)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(10) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Douglas
                                                         W. Later
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(11)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(11) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Duane W.
                                                           Moss
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(12)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(12) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Mitchell
                                                         W. Green
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(13)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(13) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Richard
                                                        M. Clayton





---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(14)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(14) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Wade L.
                                                          Newman
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(15)                    Letter Agreement, dated December 7,      Filed as Exhibit (d)(15) to the
                                           2000, by and between Mining Services          initial Schedule 13E-3
                                            International Corporation, O'Brien
                                          Design Associates, John P. O'Brien and
                                                    Martha M. O'Brien
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(16)                      Form of proposed Mining Services         Filed as Exhibit (d)(16) to
                                          International Corp. Managers' Deferred       Schedule 13E-3/A filed on
                                          Compensation Plan, dated as of January           September 17, 2001
                                                         1, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(17)                   UEE-MSI Stockholders Rights Agreement       Filed as Exhibit (d)(17) to
                                                                                       Schedule 13E-3/A filed on
                                                                                           September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
              (d)(17)(i)                    Amendment to UEE-MSI Stockholders        Filed as Exhibit (d)(17)(i) to
                                                     Rights Agreement                  Schedule 13E-3/A filed on
                                                                                           September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(18)                    Employment Agreement, Dated                Filed as Exhibit (d)(18) to
                                           December 5, 2000 between Mining             Schedule 13E-3/A filed on
                                           Services International, Inc. and                September 17, 2001
                                           Duane W. Moss
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(19)                    Employment Agreement, Dated                Filed as Exhibit (d)(19) to
                                           December 5, 2000 between Mining             Schedule 13E-3/A filed on
                                           Services International, Inc. and                September 17, 2001
                                           David P. Reddick
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(20)                    Employment Agreement, Dated                Filed as Exhibit (d)(20) to
                                           December 5, 2000 between Mining             Schedule 13E-3/A filed on
                                           Services International, Inc. and                September 17, 2001
                                           Richard M. Clayton
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(21)                    Employment Agreement, Dated                Filed as Exhibit (d)(21) to
                                           December 5, 2000 between Mining             Schedule 13E-3/A filed on
                                           Services International, Inc. and                September 17, 2001
                                           Douglas W. Later
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(22)                    Employment Agreement, Dated                Filed as Exhibit (d)(22) to
                                           December 5, 2000 between Mining             Schedule 13E-3/A filed on
                                           Services International, Inc. and                September 17, 2001
                                           Wade Newman
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(23)                    Employment Agreement, Dated                Filed as Exhibit (d)(23) to
                                           December 5, 2000 between Mining             Schedule 13E-3/A filed on
                                           Services International, Inc. and                September 17, 2001
                                           John O'brien
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(24)                    Employment Agreement, Dated                Filed as Exhibit (d)(24) to
                                           December 5, 2000 between Mining             Schedule 13E-3/A filed on
                                           Services International, Inc. and                September 17, 2001
                                           Mitchell Green
---------------------------------------- ----------------------------------------- -----------------------------------
                  (f)                    Statement regarding Dissenters' Rights,      Filed as Exhibit (f) to the
                                                     attached hereto                     initial Schedule 13E-3
---------------------------------------- ----------------------------------------- -----------------------------------


         After due inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

                                      Mining Services International Corporation, a Utah corporation


                                      /s/  John T. Day
                                      ------------------------------------------
                                      Name: John T. Day
                                      Title: President, Chief Executive Officer
                                      and Director
                                      Date: September 17, 2001


                                      Union Espanola de Explosivos S.A.,
                                      a Spanish S.A


                                      /s/  Jose F. Sanchez-Junco
                                      ------------------------------------------
                                      Name: Jose F. Sanchez-Junco
                                      Title: Chairman and Chief Executive
                                      Officer
                                      Date: September 17, 2001


                                      Union Espanola de Explosivos-MSI
                                      International, S.A,
                                      a Spanish S.A.


                                      /s/  Jose F. Sanchez-Junco
                                      ------------------------------------------
                                      Name: Jose F. Sanchez-Junco
                                      Title: Chairman
                                      Date: September 17, 2001


                                      Mining Services International, Inc.,
                                      a Delaware corporation, and successor to UMSI Acquisition Co., a Delaware corporation


                                      /s/  Jose F. Sanchez-Junco
                                      ------------------------------------------
                                      Name: Jose F. Sanchez-Junco
                                      Title: President
                                      Date: September 17, 2001


                                      John T. Day,
                                      an individual

                                      /s/  John T. Day
                                      ------------------------------------------
                                      Date: September 17, 2001


                                      Duane W. Moss,
                                      an individual

                                      /s/  Duane W. Moss
                                      ------------------------------------------
                                      Date: September 17, 2001


                                      David P. Reddick,
                                      an individual

                                      /s/  David P. Reddick
                                      ------------------------------------------
                                      Date: September 17, 2001


                                      Richard M. Clayton,
                                      an individual

                                      /s/ Richard M. Clayton
                                      ------------------------------------------
                                      Date: September 17, 2001


                                      Douglas W. Later,
                                      an individual

                                      /s/  Douglas W. Later
                                      ------------------------------------------
                                      Date: September 17, 2001


                                      Wade L. Newman,
                                      an individual

                                      /s/   Wade L. Newman
                                      ------------------------------------------
                                      Date: September 17, 2001


                                      John P. O'Brien,
                                      an individual

                                      /s/  John P. O'Brien
                                      ------------------------------------------
                                      Date: September 17, 2001



                                      Mitchell W. Green,
                                      an individual

                                      /s/  Mitchell W. Green
                                      ------------------------------------------
                                      Date: September 17, 2001